UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 5, 2016

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Operations and Financial Condition.

On May 5, 2016, Atlassian Corporation Plc (“Atlassian”) issued a press release announcing its results for the fiscal quarter ended March 31, 2016. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

Other Events.

On May 5, 2016, Atlassian announced that in February 2016, Scott Farquhar and Mike Cannon-Brookes each adopted stock trading plans in accordance with guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the policies of Atlassian regarding stock transactions.

Both Scott and Mike are Co-Founders, directors of Atlassian, and serve as Atlassian’s Co-CEOs.

These pre-arranged trading plans were adopted in order to allow Scott and Mike to sell a portion of their Atlassian stock over time as part of their long-term strategies for individual asset diversification and liquidity. Using these plans, they will diversify their investment portfolios and spread stock trades out over a period of a year from the time the sales restrictions on their shares end in June 2016 to reduce market impact on any given day. All sales of shares under Scott’s and Mike's trading plans are subject to volume limitations, pursuant to Rule 144, which limits the amount of shares that can be sold in any three-month period. Sales under these trading plans will not take place prior to the expiration of the lock-up agreements entered into in conjunction with Atlassian’s initial public offering.

In the aggregate, Scott and Mike currently hold approximately 139.46 million Class B ordinary shares, which represent approximately 65% of Atlassian's outstanding Class A and Class B ordinary shares, taken together, and approximately 86% of the voting power of Atlassian's outstanding capital stock. Under the terms of the trading plans, Scott and Mike each intends to sell up to 2.65 million Class B ordinary shares (with such shares converting into Class A ordinary shares upon sale). If Scott and Mike complete all the planned sales under these trading plans, they would continue to collectively own approximately 134.16 million Class B ordinary shares, which would represent approximately 63% of Atlassian's outstanding Class A and Class B ordinary shares, taken together, and approximately 83% of the voting power of Atlassian's outstanding capital stock (assuming no other issuances, repurchases, sales or conversions of Atlassian's capital stock occur).

The information in this report on Form 6-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

(d)Exhibits

99.1	Press release dated May 5, 2016.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	May 5, 2016	Atlassian Corporation Plc

/S/ MURRAY DEMO
Murray Demo Chief Financial Officer (Principal Financial Officer)

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release dated May 5, 2016